Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statements of Peakstone Realty Trust on Form S-3 (File No. 333-273803), Form S-8 (File No. 333-231816) and Form S-8 (File No. 333-280527) of our report dated October 30, 2024, which includes an emphasis of matter paragraph explaining that the statement of revenues and certain expenses was prepared for the purpose of complying with rules and regulations of the U.S. Securities and Exchange Commission and it is not intended to be a complete presentation of IOS JV, LLC’s revenues and certain expenses, with respect to our audit of the statement of revenues and certain expenses of an industrial storage facility portfolio of properties (IOS Portfolio) of IOS JV, LLC for the year ended December 31, 2023, which report is included in this Current Report on Form 8-K of Peakstone Realty Trust dated November 4, 2024.

/s/ Marcum llp

Marcum llp
Philadelphia, PA
November 4, 2024